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ROCHE HOLDING 82-3315

Media Release

Roche

03003074

RECD S.E.C.
JAN 10 2003
1086

SUPPL

Basel, January 9th, 2003

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

Roche and deCODE genetics announce identification of significant genetic risk factors for osteoporosis

The companies will apply these discoveries to create a DNA-based diagnostic test to aid effective prevention of the disease

Roche and deCODE genetics (Nasdaq/Nasdaq Europe:DCGN) today announced that deCODE scientists have identified specific variations within a single gene that confer significant increased risk of osteoporosis. Osteoporosis is a major public health problem among people 50 years of age and older, particularly women, and is characterized by the progressive thinning and weakening of the bones. Under their alliance to develop and bring to market DNA-based diagnostics, the companies are analyzing these and other markers to create a test that can identify individuals who are at a high risk of developing the disease. Such a test promises to enable effective prevention strategies for the disease itself and for complications such as bone fractures. deCODE receives milestone payments for these discoveries.

In its population genetics research on osteoporosis in Iceland, deCODE has identified seven SNPs (single-base variations in DNA) within a gene on chromosome 20 which confer a several-fold increased risk of osteoporosis. These variations contribute to decreased bone mass density in later life — the hallmark of osteoporosis — as well as to an increased risk of bone fractures, one serious and frequent result of the disease. The deCODE team identified the gene through a population- and genome-wide linkage study involving more than 1,000 patients and unaffected relatives in 139 families.

"We are delighted to see our partnership with deCODE yielding results in such an important disease area", said Heino von Prondzynski, Head of Roche Diagnostics. "As part of the expansion of our molecular diagnostics business into genomics and women's health, we will focus our efforts on

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Copegus is prescribed as a combination regimen with Pegasys (peginterferon alfa-2a [40 KD]).

In the United States, Copegus was approved in combination with Roche's Pegasys, on December 3rd 2002. Copegus is supplied as a light pink, oval shaped, film-coated tablet containing 200 mg of ribavirin.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis, and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57'000 people worldwide.

Roche is committed to the viral hepatitis disease area, having introduced Roferon-A for hepatitis B and then C, followed by Pegasys in hepatitis C. Pegasys is also in phase III clinical development for patients infected with the HBV virus. Roche manufactures and sells the Amplicor HCV Test (v2.0) and the Amplicor HCV Monitor Test (v2.0) - two tests used to detect the presence of HCV RNA (Ribo Nucleid Acid) in a person's blood. Roche's commitment to hepatitis has been further reinforced by the in-licensing of Levovirin, an alternative antiviral in commercial development.

About ICN

ICN is an innovative, research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. Its research and new product development focuses on innovative treatments for dermatology and infectious diseases.

About Ribapharm

Ribapharm is a biopharmaceutical company that seeks to discover, develop, acquire and commercialise innovative products for the treatment of significant unmet medical needs, principally in the antiviral and anticancer areas.

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ROCHE HOLDING 82-3315

Media Release

Basel, 08 January 2003

Roche, ICN Pharmaceuticals and Ribapharm resolve ribavirin patent dispute

Roche, ICN Pharmaceuticals (NYSE: ICN) and Ribapharm (NYSE: RNA) announced today that they have agreed on a settlement regarding the pending patent disputes over ribavirin. The companies will stop all legal actions regarding ribavirin, including the lawsuits filed in the US. Roche will continue to register and commercialise its own version of ribavirin, Copegus, globally. The financial terms of this settlement agreement, which includes a license by Ribapharm of ribavirin to Roche, are not disclosed.

"This settlement is in the interest of all parties and we can now fully concentrate on the marketing of our respective products," said William Burns, Head of Pharmaceutical Division at Roche. Roche, ICN and Ribapharm, ICN's 80-percent owned subsidiary, co-operate on several other projects, including Roche's exclusive license to Ribapharm's Levovirin, an antiviral currently in clinical development for patients infected with HCV.

Robert W. O'Leary, chairman and chief executive officer of ICN, commented, "We are pleased to have played a significant role in resolving the legal issues surrounding ribavirin." Dr. Johnson Y.N. Lau M.D., chairman, chief executive officer and president of Ribapharm, stated, "We are very pleased that this agreement will add to Ribapharm's revenues and further our ongoing business relationship with Roche."

About Copegus

Copegus was approved in the European Union in September 2002. Copegus is indicated for the treatment of adult patients with chronic hepatitis C who have not previously been treated, including patients with fibrosis or compensated cirrhosis. It is also indicated for the treatment of adult patients who have responded to interferon alpha monotherapy but have since relapsed.

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development of a diagnostic test and will be evaluating opportunities to license this marker to laboratory service providers. We believe this test will provide actionable health information that allows individuals to better understand their risk for osteoporosis and thereby obtain early treatment to help prevent the disease."

"This is a concrete example of how our breakthroughs in genetics are going to contribute to better healthcare in the very near future. A test that integrates these discoveries will enable doctors to determine early on if their patients are particularly predisposed to osteoporosis and then help them to adopt preventive measures that can significantly reduce their chance of ever developing the disease," said Dr. Kari Stefansson, CEO of deCODE. "With Roche we are working to bring to market diagnostic tests and services based on these discoveries. At deCODE we are also working on drug targets identified through this work to develop new therapeutics that will target the same pathway pinpointed by these diagnostic markers."

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. Roche's Diagnostics Division, the world leader in in-vitro diagnostics with a uniquely broad product portfolio, supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide. For further information, please visit Roche's websites www.roche.com and www.roche-diagnostics.com.

About deCODE

deCODE is using population genetics to create a new paradigm for healthcare. With its uniquely comprehensive population data, deCODE is turning research on the genetic causes of common diseases into a growing range of products and services — in gene and drug discovery, DNA-based diagnostics, pharmacogenomics, bioinformatics, and clinical trials. deCODE's pharmaceuticals group, based in Chicago, and deCODE's biostructures group, based in Seattle, conduct downstream development work on targets derived from deCODE's proprietary research in human genetics as well as contract service work for pharmaceutical and biotechnology companies. deCODE is delivering on the promise of the new genetics.[SM] Visit deCode on the web at www.decode.com.